SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. ______)*

LPL Investment Holdings Inc.
(Name of Issuer)
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

Not Applicable
(CUSIP Number)
December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Advisors IV, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 34,210,185
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER 34,210,185
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,210,185
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.3%(1)
12		TYPE OF REPORTING PERSON CO

 ____________________________
(1) Based on a total of 94,214,762 shares of Common Stock outstanding as of February 8, 2010.

CUSIP No. N/A		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Bonderman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 34,210,185
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER 34,210,185
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,210,185
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.3%(2)
12		TYPE OF REPORTING PERSON IN

 ____________________________
(2) Based on a total of 94,214,762 shares of Common Stock outstanding as of February 8, 2010.

CUSIP No. N/A		13G
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James G. Coulter
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 34,210,185
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH:	8	SHARED DISPOSITIVE POWER 34,210,185
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,210,185
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.3%(3)
12		TYPE OF REPORTING PERSON IN

____________________________
(3) Based on a total of 94,214,762 shares of Common Stock outstanding as of February 8, 2010.

Item 1(a).	Name of Issuer:

LPL Investment Holdings Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Beacon Street, Floor 22, Boston, MA 02108

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by TPG Advisors IV, Inc., a Delaware corporation  (“TPG Advisors IV”), David Bonderman and James G. Coulter (each a “Reporting Person” and, collectively, the “Reporting Persons”).

TPG Advisors IV is the general partner of TPG GenPar IV, L.P., a Delaware limited partnership, which in turn is the general partner of TPG Partners IV, L.P., a Delaware limited partnership (“TPG Partners IV”), which directly owns the shares of Common Stock of the Issuer reported herein.  Because of TPG Advisors IV’s relationship to TPG Partners IV, TPG Advisors IV may be deemed to beneficially own such shares.

David Bonderman and James G. Coulter are directors, officers and sole shareholders of TPG Advisors IV, and therefore may be deemed to beneficially own the shares of Common Stock of the Issuer reported herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is as follows:

c/o TPG Capital, L.P.
301 Commerce St., Suite 3300
Fort Worth, TX 76102

Item 2(c).	Citizenship:

See Item 4 of each of the cover pages.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

Not Applicable.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of each of the cover pages.

(b)	Percent of class: See Item 11 of each of the cover pages.

(c)	Number of shares as to which such person has:

( i)	Sole power to vote or to direct the vote: See Item 5 of each of the cover pages.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Item 2(a) hereto.

Item 8.	Identification and Classification of Members of the Group.

TPG Partners IV is a party to a Shareholders’ Agreement (the “Shareholders’ Agreement”), dated December 28, 2005 and amended June 1, 2008, by and among the Issuer, BD Investment Holdings Inc., Hellman & Friedman Capital Partners V, L.P., Hellman & Friedman Capital Associates V, L.P. (collectively, the “Hellman Funds”), TPG Partners IV, the Founders (as defined in the Shareholders’ Agreement), the Managers (as defined in the Shareholders’ Agreement) and other parties thereto.

The Shareholders’ Agreement provides the Hellman Funds and TPG Partners IV the right to (i) each designate two directors to the board of directors of the Issuer so long as it owns 30% or more of the outstanding Common Stock and one director so long as it owns 10% or more of the Common Stock and (ii) designate one independent member to the Issuer’s board of directors after consultation with Mark Casady, so long as Mark Casady is CEO of the Issuer, if such designee is reasonably acceptable to the Founders.  The Shareholders’ Agreement requires the parties to vote their Common Stock for directors that are designated in accordance with the provisions of the Shareholders’ Agreement.  The Shareholders’ Agreement also contains certain provisions relating to drag-along and tag-along rights, certain limitations on transfers of Common Stock of the Issuer, certain preemptive rights to purchase pro-rata portions of any new securities issuances prior to an IPO of the Issuer and customary demand registration rights.

The Hellman Funds and TPG Partners IV collectively own, based on available information, approximately 68,420,370 shares of Common Stock of the Issuer, which represents approximately 72.6% of the outstanding Common Stock based on a total of 94,214,762 shares of Common Stock outstanding.  The share ownership reported herein by TPG Partners IV does not include any shares owned by the other parties to the Shareholders’ Agreement, except to the extent already disclosed in this Schedule 13G.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2010

        TPG Advisors IV, Inc.

By:   /s/ Clive D. Bode______
Name:  Clive D. Bode
        Title:    Vice President

        David Bonderman

By:   /s/ Clive D. Bode______
Name:  Clive D. Bode, on behalf
        of David Bonderman(4)

        James G. Coulter

By:   /s/ Clive D. Bode______
Name:  Clive D. Bode, on behalf
        of James G. Coulter(5)

____________________________
(4)  Clive D. Bode is signing on behalf of Mr. Bonderman pursuant to the authorization and designation letter dated September 1, 2009, previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Bonderman on September 3, 2009.

(5)  Clive D. Bode is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated September 1, 2009, previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Coulter on September 3, 2009.

Exhibit Index

Exhibit 1
Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, dated as of July 3, 2008, by and among TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors IV, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors II, Inc., Tarrant Advisors, Inc., Tarrant Capital Advisors, Inc., TPG Asia Advisors II, Inc., TPG Asia Advisors V, Inc., TPG Olympic Advisors, Inc., David Bonderman and James G. Coulter.*

____________________________
* Incorporated by reference to Exhibit 1 to the Schedule 13D filed on August 10, 2009 by TPG Advisors V, Inc., David Bonderman and James G. Coulter.